FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: February 2nd, 2005

Exhibit 99.1

The9 Obtains Exclusive License to Operate a New 3D Martial Arts Game

Shanghai, China - February 2, 2005, The9 Limited (Nasdaq ticker: NCTY), a leading online game operator and developer in China, today announced that it recently entered into an agreement with Beijing Powerspace Technology Development Co., Ltd. (“Beijing Powerspace”), pursuant to which The9 has obtained an exclusive license from Beijing Powerspace to operate the ZhiZun game in mainland China. The ZhiZun game is a 3D martial arts massively multiplayer online role playing game (“MMORPG”). Under the agreement, The9 has agreed to pay Beijing Powerspace an initial license fee shortly after the date of the agreement, additional license fees if the ZhiZun game achieves certain milestones, as well as royalties based on the used game playing time and the game-related accessories actually sold by The9.

About The9 Limited

The9 Limited is a leading online game operator and developer in China. Currently, The9’s business is primarily focused on operating and developing MMORPGs which would allow thousands of players to concurrently log on to network servers to “role-play” characters in a virtual word.

The9 operates MU in China through 9Webzen Limited, a joint venture in which The9 owns 51%. MU is a 3D MMORPG licensed from Webzen Inc., a Korean online game developer and operator. The9 has also obtained exclusive licenses to operate additional MMORPGs in China, including “World of Warcraft” (“WoW”) licensed from Vivendi Universal Games, “Mystina Online” licensed from an online game operator in China and “Granado Espada” licensed from Hanbitsoft, Inc., a Korean online game developer. In addition, The9 has developed its first proprietary MMORPG entitled “Joyful Journey West” (“JJW”). The9 expects to commercially launch Mystina Online, WoW and JJW in 2005. Since it commenced operations in 1999, The9 has experienced substantial growth and become one of the largest online game operators in China.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact

Ms. Hannah Lee

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com